November 18, 2005


Mail Stop 4561

Mr. Jeffrey Harrell
Chief Executive Officer
Video Without Boundaries, Inc.
888 East Las Olas Boulevard
Suite 710
Fort Lauderdale, FL  33304

Re:	Item 4.02 Form 8-K
	Filed 10/6/05
      File No. 0-31497

Dear Mr. Harrell:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.


1. Please amend your report to include all of the information required by Item 4.02(b) of Form 8-K, including a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

2. Item 4.02(c) of Form 8-K requires you provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree.
We note the letter from Berkovitz, Lago & Company, LLP dated
October
14, 2005, but this letter does not fulfill the requirements of Item
4.02(c) of Form 8-K. Please request that Berkovitz, Lago & Company furnish you a letter addressed to the Commission stating whether or not they agree with the statements in your Item 4.02 8-K filed on October 6, 2005. When the letter is provided, amend your previously filed Form 8-K by filing your independent accountant`s letter as an exhibit to the filed Form 8-K no later than two business day after you have received the letter.

3. Please advise us whether you reconsidered the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the material errors you have disclosed.


	You should file an amendment in response to these comments on or before November 28, 2005.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions, please call me at (202) 551-3429.


							Sincerely,



							Kristi Beshears
							Staff Accountant


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Video Without Boundaries, Inc.
November 18, 2005
Page 1